EZCORP, Inc.

1901 Capital Parkway

Austin, Texas 78746

Telephone: 512-314-3400

Facsimile: 512-314-3463

December 3, 2008

VIA FEDERAL EXPRESS AND

EDGAR TRANSMISSION

H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Scott Anderegg
Mail Stop 3561
RE:	EZCORP, Inc.

Registration Statement on Form S-3

File No. 333-155394

Dear Mr. Anderegg:

Today EZCORP is filing Amendment No. 1 to the referenced Form S-3, with revisions drafted in response to your comment as well as other required updates. Enclosed with this letter (via Federal Express) are four copies of this amendment, marked to show changes from the initial S-3 filing and cross-referenced in the right margins to indicate revisions made in response to your comment.

Comment 12 of the Commission staff’s comment letter dated November 28, 2008, asked that we update the Form S-3, as applicable, in accordance with the other comments in your November 28 letter. The only substantive changes that were required to update the S-3 were to conform the pro forma financial statements and related notes for our proposed acquisition of Value Financial Services, Inc, as contained in the Form S-4/A registration statement which we filed on December 2, 2008. The updated pro forma financial statements and notes are contained on pages 10-22 of the amended Form S-3.

We also updated our filing to include the incorporation by reference of a Form 8-K/A dated September 16, 2008 (filed September 18, 2008).

* * *

H. Christopher Owings

Attention: Scott Anderegg

December 3, 2008

We acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing information responds completely to your comments. Please contact me or our outside counsel, Lee Polson, Strasburger & Price, L.L.P. (telephone 512-499-3626, fax 512-536-5719, email lee.polson@strasburger.com), if you have questions or require additional information.

Very truly yours,

EZCORP, Inc.

/s/ Daniel M. Chism

By:	Daniel M. Chism
Controller and Assistant Secretary

Cc:	H. Christopher Owings
Yong Kim
Andrew Blume